Contact

www.linkedin.com/in/reidandersoningermany (LinkedIn)
www.xing.com/profile/Reid_Anderson (Other)
www.trestlegroup.com (Company)
www.xing.com/net/pri978efbx/offshoreoutsourcing (Blog)

Top Skills

Innovation Development
Entrepreneurship
Process Improvement

Reid Anderson

Senior Advisor for Banking Transformation, Delivery Assurance & Complex Change

Frankfurt, Hesse, Germany

Summary

I am a senior independent advisor and executive-level project leader with deep experience in banking, financial services, and complex transformation environments in Germany. Since 2001, I have worked across business, operations, technology, and change initiatives, supporting institutions and service providers in delivering critical programmes with clarity, control, and momentum.

My work is focused on helping organisations move complex initiatives forward where seniority, structure, and sound judgement are required. This includes leading sub-projects and workstreams, driving data migration streams, supporting programme governance, conducting delivery reviews and project audits, and acting as a senior soundboard to sponsors, programme leads, and management teams.

I am particularly effective in situations where projects need stronger delivery discipline, clearer stakeholder alignment, improved execution quality, or an experienced hand to stabilise and advance critical change.

I also work at the intersection of innovation, operational improvement, and practical transformation, with a focus on driving better organisational outcomes and improving the lives of people.

Typical engagement areas include:
- Programme and project leadership
- Leadership of project streams and critical delivery streams
- Data migration leadership and coordination
- Project audit, assurance, and health checks
- Governance, PMO improvement, and steering support
- Executive soundboarding for complex change situations
- Operational and transformation advisory in regulated environments

I bring a pragmatic, outcome-oriented style that combines strategic perspective with hands-on execution.

Experience

Trestle Group
Partner
December 2025 - Present (11 months)
Frankfurt am Main, Hesse, Germany

Better Life Projects GmbH
Managing Director | Senior Advisor for Change, Delivery, Governance & Innovation
April 2025 - Present (1 year 7 months)
Frankfurt, Hesse, Germany

Better Life Projects GmbH drives innovation and transformation to improve organisational performance and the lives of people. The company supports complex change initiatives through senior advisory, programme and project leadership, delivery assurance, and practical execution.
Its work includes leadership of sub-projects and critical workstreams, data migration oversight, project audit and health checks, governance support, stakeholder alignment, and senior soundboarding for sponsors and leadership teams.
The focus is on translating strategic objectives into disciplined delivery, reducing risk, improving execution quality, and creating measurable operational and financial impact, particularly in regulated and service-oriented environments.

BigD Energy Drinks LLC
Co-Founder
July 2024 - Present (2 years 4 months)
Sheridan County, Wyoming, United States

4th-IR
Head of Resourcing Services
October 2024 - April 2025 (7 months)
Frankfurt Rhine-Main Metropolitan Area

Responsible to drive service delivery for consulting and BPO services delivered across our locations in Europe, U.S. and Africa. Utilising our talent onshore in Europe and offshore in Accra, Ghana.

Trestle Innovation GmbH

Managing Director

2018 - April 2025 (7 years)

Frankfurt Rhine-Main Metropolitan Area

Trestle GmbH

Managing Director

March 2016 - October 2024 (8 years 8 months)

Frankfurt Rhine-Main Metropolitan Area

Trestle Group

12 years 3 months

Senior Manager

January 2009 - February 2016 (7 years 2 months)

Frankfurt Rhine-Main Metropolitan Area

Working with various clients throughout Europe, implemented domestic and international as well as in-house and external sourcing models that helped enhance business performance.

Manager

December 2003 - December 2008 (5 years 1 month)

Deutsche Bank

2 years 9 months

Internal Consultant

March 2001 - November 2003 (2 years 9 months)

Frankfurt am Main

Internal Consultant

March 2001 - November 2003 (2 years 9 months)

Frankfurt am Main

U.S. Forest Service

Hot Shot - Wildland Fireman

1994 - 1999 (5 years)

Education

Goucher College

BA, Business Management · (August 1992 - June 1996)